UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Infrastructure Corporation

(Name of Issuer)

class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11275Q107

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000
	8	SHARED VOTING POWER 11,512,789(1)
	9	SOLE DISPOSITIVE POWER 1,500,000
	10	SHARED DISPOSITIVE POWER 11,512,789 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,012,789
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(2)(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount consists of Class A Shares beneficially owned by BIPC Holding LP and BIPC GP Holdings Inc.
(2)

Percentage ownership is based on an aggregate of 132,023,562 class A exchangeable subordinate voting shares (the “Class A Shares”) of Brookfield Infrastructure Corporation (the “Issuer” or “BIPC”) outstanding as of October 9, 2024.

(3)

Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75.0% voting interest in the Issuer. Together, Brookfield Corporation and Brookfield Infrastructure Partners L.P. hold an approximate 77.5% voting interest in the Issuer.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BAM PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,012,789(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,012,789(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,012,789(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(4)	This amount consists of Class A Shares beneficially owned by Brookfield Corporation.
(5)	Percentage ownership is based on an aggregate of 132,023,562 Class A Shares outstanding as of October 9, 2024.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIPC HOLDING LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,512,789(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,512,789(6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,512,789(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(7)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(6)	This amount reflects deemed shared beneficial ownership of Class A Shares with BIPC GP Holdings Inc., which serves as the general partner of BIPC Holding LP.
(7)	Percentage ownership is based on an aggregate of 132,023,562 Class A Shares outstanding as of October 9, 2024.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BIPC GP HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,512,789(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,512,789(8)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,512,789(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%(9)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(8)	This amount consists of Class A Shares beneficially owned by BIPC Holding LP.
(9)	Percentage ownership is based on an aggregate of 132,023,562 Class A Shares outstanding as of October 9, 2024.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(10)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(10)

Brookfield Infrastructure Partners L.P. beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer (the “Class B Shares”), which represent a 75.0% voting interest in the Issuer. Together, Brookfield Corporation and Brookfield Infrastructure Partners L.P. hold an approximate 77.5% voting interest in the Issuer. Percentage ownership reflects deemed shared beneficial ownership with Brookfield Infrastructure Partners Limited, which serves as the general partner of Brookfield Infrastructure Partners L.P.

CUSIP No. 11275Q107

1	NAMES OF REPORTING PERSONS BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(11)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(11)	Percentage ownership reflects beneficial ownership of the Class B Shares held by Brookfield Infrastructure Partners L.P.

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) to the Schedule 13D, originally filed on April 9, 2020 and as thereafter amended on July 31, 2020, November 22, 2021 and October 2, 2023 (as previously amended, the “original Schedule 13D”), is being filed by Brookfield Corporation (“Brookfield”), BAM Partners Trust (the “BAM Partnership”), BIPC Holding LP (“BIPC Holding”), BIPC GP Holdings Inc. (“BIPC GP”), Brookfield Infrastructure Partners L.P. (“BIP”) and Brookfield Infrastructure Partners Limited (“BIPL” and together with Brookfield, BAM Partnership, BIPC Holding, BIPC GP and BIP, the “Reporting Persons”).

Information and defined terms reported in the original Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 4.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

On October 9, 2024, BIPC, BIP (collectively with BIPC, “Brookfield Infrastructure”), Brookfield and 1505109 B.C. Ltd. (the “New Corporation”) entered into an arrangement agreement (the “Arrangement Agreement”) to implement a reorganization (the “Arrangement”) that maintains the benefits of Brookfield Infrastructure’s business structure, while addressing proposed amendments to the Income Tax Act (Canada) that are expected to result in additional costs to BIPC if no action is taken. The Arrangement is expected to be tax-deferred for the vast majority of investors, including Canadian and U.S. shareholders. Following the Arrangement, BIPC shareholders will continue to own an economically equivalent security that provides the same economic benefits and governance as investing in Brookfield Infrastructure today.

The Arrangement will be implemented pursuant to a court-approved plan of arrangement and will require shareholder approval. A management information circular outlining the transaction in detail is expected to be mailed to BIPC shareholders at the end of October, in advance of a special meeting of shareholders (the “Meeting”) to be held virtually on December 3, 2024 at 8:00 a.m. (Eastern time). Shareholders of record as of the close of business on October 21, 2024 will be entitled to vote at the Meeting. Subject to the receipt of court and shareholder approval, and the satisfaction of certain other customary conditions, it is anticipated that the Arrangement will be completed in the fourth quarter of 2024. The newly issued class A exchangeable subordinate voting shares are expected to be listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “BIPC”.

After giving effect to the Arrangement, Brookfield and its subsidiaries are expected to own or exercise control or direction over approximately 13,012,789 class A.2 exchangeable non-voting shares of BIPC (“Class A.2 Shares”) representing all of the issued and outstanding Class A.2 Shares (and, subject to the Ownership Cap (as defined below), representing 9.9% of the class A exchangeable subordinate voting shares of the New Corporation (“New Exchangeable Shares”) on an as exchanged basis). The Class A.2 Shares held by Brookfield and its subsidiaries will be subject to a restriction that limits the exchange by Brookfield and its subsidiaries of Class A.2 Shares such that exchanges by Brookfield and its subsidiaries may not result in Brookfield and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of the New Corporation (the “Ownership Cap”).

The foregoing description of the Arrangement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, dated October 9, 2024, a copy of which was filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on October 11, 2024 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the original Schedule 13D is hereby amended as follows:

(a)-(b) The information relating to the beneficial ownership of the Class A Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentage of Class A Shares of the Issuer is based on an aggregate of 132,023,562 Class A Shares outstanding as of October 9, 2024.

(c) Except as described herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference.

As of October 9, 2024, Brookfield and BIP hold an approximate 77.5% voting interest in the Issuer, BIP may receive up to approximately 132,023,562 Class A Shares in accordance with the terms of the Class A Shares and Brookfield may receive up to approximately 119,010,773 Class A Shares in accordance with the terms of the Rights Agreement.

Item 7. Materials to Be Filed as Exhibits.

Item 7 of the original Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.9 – Arrangement Agreement, dated October 9, 2024 (incorporated by reference to Exhibit 99.1 of the Issuer’s Form 6-K filed with the SEC on October 11, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2024	BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BIPC HOLDING LP, by its general partner, BIPC GP HOLDINGS INC.

	By:	/s/ Aaron Kline
Name: Aaron Kline
Title: Director

BIPC GP HOLDINGS INC.

	By:	/s/ Aaron Kline
Name: Aaron Kline
Title: Director

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

	By:	/s/ James Bodi
Name: James Bodi
Title: Vice President

BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

	By:	/s/ James Bodi
Name: James Bodi
Title: Vice President